UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), January 31, 2020

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”) both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates to you the following material information concerning the Company and its businesses, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by this Commission for the Financial Market:

On the date hereof, the board of directors of Celulosa Arauco y Constitución S.A., being aware of the determination made by the Extraordinary General Shareholders´ Meeting held on October 28, 2019 (in which the Company’s bylaws were amended) regarding distribution of profits, agreed to modify the Company’s dividend policy, in the sense that, notwithstanding the powers of the Shareholders’ Meeting to determine the portion of the profits of the year to be distributed as dividend, it will be proposed, with respect to the results of the years 2019 and 2020, not to distribute dividends, due to the financial requirements that the Company has in the coming months, especially those related to the MAPA Project.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A.
(Registrant)

Date: February 5, 2020	By:	/s/ Felipe Guzmán
	Name:	Felipe Guzmán
	Title:	General Counsel